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3/30/2004

SECURITIES 04018072 SION
W ... 20549

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MAR - 1 2004
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SEC FILE NUMBER
8- 45175

CM 3/25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX-RADEZ, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1557
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER A. HOUSEHOLDER, CPA 847-825-3618
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGER A. HOUSEHOLDER, CPA
(Name — if individual, state last, first, middle name)

1119 SOUTH GREENWOOD AVENUE, PARK RIDGE ILLINOIS 60068
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A44
3/30/2004

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, STEPHEN A. RADEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX-RADEZ, L.L.C., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public

OFFICIAL SEAL
MAREN C. SLOTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2/27/2004

ESSEX RADEZ, L.L.C.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

February 27, 2004

The Members
Essex Radez, L.L.C.

We have audited the accompanying financial statements of Essex Radez, L.L.C. as of December 31, 2003 and 2002, as listed in the foregoing table of contents. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Essex Radez, L.L.C. as of December 31, 2003 and 2002 and the change in its net assets and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Roger A. Householder, CPA

ESSEX RADEZ, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 217,082	$ 407,579
Receivables from Brokers or Dealers	1,553,749	1,468,417
Other Securities, Owned At Market	2,436,027	489,952
Exchange Membership Owned At Cost	255,000	255,000
Interest and Dividend Receivable	0	0
Receivable from Non-Customers	345,826	267,152
Total Assets	$ 4,807,684	$ 2,888,100
LIABILITIES AND OWNERSHIP EQUITY		
LIABILITIES:		
Account Payables	$ 0	$ 352,571
Securities Sold Not Yet Purchased At Market Value	0	0
Total Liabilities	$ 0	$ 352,571
OWNERSHIP EQUITY:		
Member's Capital Account	$ 4,807,684	$ 2,535,529
Total Liabilities and Ownership Equity	$ 4,807,684	$ 2,888,100

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Gains Or Losses		
Firm Securities Trading Account	$ 8,888,294	$ 10,791,986
Firm Futures Trading Account	0	17
Other Revenue	0	61,937
Total Revenue	$ 8,888,294	$ 10,853,940
EXPENSES		
Commissions and Fees Paid To Other		
Broker – Dealers	$ 0	$ 1,381,058
Futures Account	0	0
Other Expense	4,395,140	2,932,220
Total Expenses	$ 4,395,140	$ 4,313,278
NET INCOME FROM OPERATIONS	$ 4,493,154	$ 6,540,662
OTHER INCOME/(LOSS)		
Not from operations	$ 0	$ 0
NET INCOME	$ 4,493,154	$ 6,540,662

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Increase (decrease) in net assets	$4,493,154	$6,540,662
Adjustments to reconcile increase in net assets to net cash from operating activities:		
Changes in assets and liabilities:		
Securities (Purchased)/Sold	(1,946,075)	(107,343)
Exchange Membership Purchased	0	(200,000)
Interest and Dividend Receivable	0	1,177
Receivable from Non-Customer	(78,674)	(207,152)
Accounts Payable Liability	(352,571)	352,571
Net cash from operating activities	$2,115,834	$6,379,915
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
CONTRIBUTIONS FROM MEMBERS	0	0
DISTRIBUTIONS TO MEMBERS	(2,220,999)	(7,898,722)
NET INCREASE/DECREASE IN CASH	$ (105,165)	$(1,518,807)
CASH AT BEGINNING OF YEAR	1,875,996	3,394,803
CASH AT END OF YEAR	$1,770,831	$1,875,996

See accompanying notes to financial statements.

2/27/2004

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S OWNERSHIP CAPITAL
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
BALANCE, BEGINNING OF YEAR	$2,535,529	$3,893,589
NET INCOME (LOSS)	4,493,154	6,540,662
ADDITIONS (DEDUCTIONS)	(2,220,999)	(7,898,722)
BALANCE, END OF YEAR	$4,807,684	$2,535,529

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
BALANCE, BEGINNING OF PERIOD	$ 0	$ 0
INCREASES	0	0
DECREASES	0	0
BALANCE, END OF PERIOD	$ 0	$ 0

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2003

Total Ownership Equity from Statement of Financial Condition	$4,807,684
Additions	0
Total Capital And Allowable Subordinated Liabilities	$4,807,684
Deductions	
Non-Allowable Assets:	
Exchange Membership At Cost	$(255,000)
Receivable from Non-Customers	(345,826)
Total Deductions	$(600,826)
Net Capital Before Haircuts on Security Positions	$4,206,858
Haircuts On Securities:	
Haircut On Other Securities	$(365,403)
Undue Concentration	(279,404)
Total Haircuts	$(644,807)
Net Capital	$3,562,051

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2003

Total Credit Balances	$ 0
Total 15c3-3 Debits	$ 0
Reserve Computation	$ 0

See accompanying notes to financial statements

ESSEX RADEZ, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2003

Essex Radez, L.L.C. maintains customer accounts. Essex Radez, L.L.C. does not maintain physical possession or control of any customers' fully paid and excess margin securities. The market valuation of the customer accounts is $ 0.

ESSEX RADEZ, L.L.C.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2003

Computed net capital	$ 3,562,051
Minimum net capital required	$ 0
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess Net Capital	$ 3,312,051
Excess Net Capital at 1000%	$ 3,562,051

See accompanying notes to financial statements

ESSEX RADEZ, L.L.C.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
AS OF DECEMBER 31, 2003

There are no reconciliation differences between the audited and unaudited statements of financial condition with respect to methods of consolidation.

ESSEX RADEZ, L.L.C.

REPORT ON MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
AS OF DECEMBER 31, 2003

We have audited the financial statements of Essex Radez, L.L.C., as of and for the year ended December 31, 2003 and have found no material inadequacies that exist as of the date of this audit or have existed since the date of the previous audit.

ESSEX RADEZ, L.L.C.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND OPERATIONS

Essex-Radez Company was organized in 1977 as a general partnership to operate as a broker dealer on The Chicago Board Options Exchange. The organization was converted to a limited liability company effective January 1, 2003. At the time of the conversion the name of the organization was changed to Essex Radez, L.L.C.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Values of Financial Instruments – The carrying amounts of cash, receivables, payables, and other current assets and liabilities approximates fair value with the exception of the exchange memberships that are listed at cost.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less.

Revenue Recognition – Revenue is recognized on securities held on a marked to market basis. This form of revenue recognition is consistent with the reporting requirements under Section 15 of the Security and Exchange Act of 1934.

Income Taxes – The limited liability company does not incur any Federal and state income taxes. Each respective member reports their share of income or loss on their personal returns.

2. Essex Radez, L.L.C. does not maintain any accounts for customers as defined under Rule 15c3-3.

AUDITOR'S REPORT ON COMPLIANCE WITH LAWS AND REGULATIONS

February 27, 2004

The Members
Essex Radez, L.L.C.

We have audited the financial statements of Essex Radez, L.L.C., as of and for the year ended December 31, 2003, and have issued our report thereon dated February 27, 2004.

We conducted our audit in accordance with generally accepted auditing standards and *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

Compliance with laws, regulations, and contracts applicable to the organization is the responsibility of the organization's management. As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we preformed tests of the organization's compliance with certain provisions of laws, regulations and contracts. However, providing an opinion on overall compliance with such provisions was not an objective of our audit of the financial statements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under *Government Auditing Standards*.

This report is intended for the information of the members. However, this report is a matter of public record and its distribution is not limited.

Roger A. Householder, CPA